UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   RADCOM LTD.
                                 --------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.20 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   M8186511 1
                                   ----------
                                 (CUSIP Number)

                                 Jonathan Burgin
                                   RADCOM Ltd.
                 24 Raoul Wallenberg St. Tel Aviv 69719, Israel
                                 +972 3 645 5004
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 7, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Explanatory Note
                                ----------------

The Reporting Person previously filed a statement on Schedule 13G/A pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to report his beneficial ownership of the Issuer's ordinary shares (File No. 005-58761).


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

CUSIP No.  M8186511 1


1   NAME OF REPORTING PERSON: Zohar Zisapel

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  1,794,307 Ordinary Shares*
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  44,460 Ordinary Shares
OWNED BY EACH
REPORTING         9     SOLE DISPOSITIVE POWER:  1,794,307 Ordinary Shares*
PERSON WITH
                  10    SHARED DISPOSITIVE POWER:  44,460 Ordinary Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,767 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.51%**

14  TYPE OF REPORTING PERSON:  HC

- -----------------
* Includes 251,511 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person and Warrants exercisable as of November 19, 2008 and within 60 days thereafter.

** Based on 5,076,737 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 30,843 Ordinary Shares held as treasury stock) as of November 19, 2008.

Item 1. Security and Issuer
        -------------------

        This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.20 per share (the "Ordinary Shares"), of RADCOM Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2. Identity and Background
        -----------------------

        Mr. Zohar Zisapel, a citizen of Israel, serves as chairman of the board of directors of the Issuer. Mr. Zisapel is a founder and director of several other companies which, together with the Issuer and its other subsidiaries and affiliates, are known as the RAD-BYNET group. Mr. Zisapel's business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

        During the last five years, Mr. Zisapel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandatin ---**/-*////////g ctivities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        During the last 90 days, Mr. Zisapel has purchased an aggregate of 915,514 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price for such 915,514 Ordinary Shares and Warrants was approximately $1,722,023, all of which amount was paid by the Reporting Person from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

        The 915,514 Ordinary Shares purchased by Mr. Zisapel during the last 90 days were purchased for investment purposes. Mr. Zisapel currently does not have any plan or proposal, which relates to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) Mr. Zisapel is the beneficial owner of 1,838,767 Ordinary Shares of the Issuer, which constitute approximately 34.51% of the 5,076,737 Ordinary Shares of the Issuer that the Issuer advised were issued and outstanding (which excludes 30,843 Ordinary Shares held as treasury stock) as of November 19, 2008. Of such shares, (i) 1,473,032 Ordinary Shares were held of record by the Reporting Person; (ii) 251,511 Ordinary Shares were issuable upon the exercise of options and warrants granted to the Reporting Person exercisable as of November 19, 2008 or within 60 days thereafter; (iii) 13,625 Ordinary Shares were held of record by Klil and Michael Ltd., an Israeli company controlled by the Reporting Person; (iv) 56,139 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person and (v) 44,460 Ordinary Shares were held of record by RAD Data Communications Ltd.,an Israeli company. The Reporting Person is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. The Reporting Person and his brother Mr. Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

        (b) Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,542,796 Ordinary Shares of the Issuer held by him directly.

            Mr. Zohar Zisapel has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 251,511 Ordinary Shares of the Issuer underlying the options and warrants held by him directly that are exercisable as of November 17, 2008 or within 60 days thereafter.

            Mr. Zohar Zisapel and his brother Mr. Yehuda Zisapel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 44,460 Ordinary Shares of the Issuer held of record by RAD Data Communications Ltd.

        (c) The following table sets forth all the transactions in the Ordinary Shares and Warrants of the Issuer effected by Mr. Zohar Zisapel during the past ninety days. The following transactions were open market purchases effected on the NASDAQ Capital Market.

                                    Number of Ordinary
          Date of Purchase           Shares Purchased       Price Per Share
          ----------------           ----------------       ---------------
             8/26/2008                   644,531 (1)             $2.56
             8/26/2008                   214,844 (2)             $3.20
             09/8/2008                   3,123   (3)             $1.30
             09/9/2008                   9,700   (3)             $1.06
             10/29/2008                  18,875  (3)             $1.32
             10/30/2008                  1,700   (3)             $1.29
             10/31/2008                  6,843   (3)             $1.38
             11/3/2008                   3,698   (3)             $1.34
             11/4/2008                   1,700   (3)             $1.20
             11/5/2008                   5,000   (3)             $1.30
             11/7/2008                   5,500   (3)             $1.37


(1)   Purchase of Ordinary Shares as included in the F-3 filing of the issuer.
(2) Ordinary shares issuable upon exercise of Warrants as included in the F-3 filing of the issuer.
(3)   Purchase in the open market effected on the NASDAQ Capital Market.

        Except for such transactions, Mr. Zohar Zisapel has not effected any transactions in the Ordinary Shares of the Issuer during the past sixty days.

        (d) No person other than Mr. Zohar Zisapel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------

        None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        None.





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


                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


        Date: November 20, 2008



                                            /s/Zohar Zisapel
                                            ----------------
                                            Zohar Zisapel





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